SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

Rosetta Stone Inc.

(Name of Issuer)

Common Stock, par value $0.00005 per share

(Title of Class of Securities)

777780107

(CUSIP Number)

Osmium Partners, LLC

300 Drakes Landing Road, Suite 172

Greenbrae, CA 94904

Attention: John H. Lewis

Telephone: (415) 785-4044

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 777780107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John H. Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,417
	8	SHARED VOTING POWER 1,951,224
	9	SOLE DISPOSITIVE POWER 148,417
	10	SHARED DISPOSITIVE POWER 1,951,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,099,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 777780107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,951,224
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,951,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No.: 777780107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 583,648
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 583,648
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 777780107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 317,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 317,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 777780107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Spartan, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 195,034
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 195,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 777780107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Diamond, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 193,328
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 193,328
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 777780107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Special Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 661,445
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 661,445
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed with respect to the Reporting Persons beneficial ownership in Rosetta Stone Inc. (“Rosetta” or the “Issuer”). This Amendment No. 3 supplements the Schedule 13D as previously filed on August 21, 2014, as amended by Amendment No. 1 filed on November 20, 2014 and by Amendment No. 2 filed on March 6, 2015 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by the Funds in making their purchase of the shares of Common Stock owned by each of them in the aggregate was $20,011,753.34 from working capital.

The source and amount of funds (excluding commissions) used by Mr. Lewis individually in making his purchase of the shares of Common Stock owned by him personally in the aggregate was $1,913,878.77 from his personal funds.

One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.	Purpose of Transaction.

This Amendment No. 3 is being filed in conjunction with a press release made by Osmium Partners with respect to Rosetta, dated June 8, 2015, wherein Osmium Partners expressed an opinion upon the value of Rosetta’s common stock, citing, among other things, information pertaining to Rosetta’s institutional Enterprise and Education business and comparable transaction multiples. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the press release, a copy of which is attached as Exhibit 2 hereto and is incorporated herein by reference.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own:

(i)	Fund I directly owns 583,648 shares of Common Stock representing 2.7% of all of the outstanding shares of Common Stock of the Issuer.

(ii)	Fund II directly owns 317,769 shares of Common Stock representing 1.5% of all of the outstanding shares of Common Stock of the Issuer.

(iii)	Fund III directly owns 195,034 shares of Common Stock representing 0.9% of all of the outstanding shares of Common Stock of the Issuer.

(iv)	Fund IV directly owns 193,328 shares of Common Stock representing 0.9% of all of the outstanding shares of Common Stock of the Issuer.

(v)	Fund V directly owns 661,445 shares of Common Stock representing 3.1% of all of the outstanding shares of Common Stock of the Issuer.

(vi)	Osmium Partners, as the general partner of each of the Funds, may be deemed to beneficially own the 1,951,224 shares of Common Stock held by them, representing 9.0% of all of the outstanding shares of Common Stock of the Issuer.

(vii)	Mr. Lewis individually owns 148,417 shares of Common Stock representing 0.7% of all of the outstanding shares of Common Stock. Mr. Lewis may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(viii)	Collectively, the Reporting Persons beneficially own 2,099,641 shares of Common Stock representing 9.7% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 21,610,589 shares of Common Stock outstanding as of April 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 as filed with the SEC on May 6, 2015.

(b) Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III, Fund IV and Fund V (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 583,648 shares of Common Stock, 317,769 shares of Common Stock, 195,034 shares of Common Stock, 193,328 shares of Common Stock, and 661,445 shares of Common Stock reported herein, respectively. Mr. Lewis, individually, has the power to vote or direct the vote of and to dispose or direct the disposition of the 148,417 shares of Common Stock reported herein as individually owned by him.

(c) The following Reporting Persons engaged in the following open-market transactions with respect to the Issuer’s Common Stock during the last 60 days:

Osmium Capital, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
4/17/2015	5,000	$7.847	Purchase
4/21/2015	7,000	$8.164	Purchase
4/23/2015	2,000	$8.150	Purchase
4/28/2015	2,000	$8.529	Purchase
4/29/2015	2,000	$8.700	Purchase
4/30/2015	2,500	$8.442	Purchase
5/6/2015	2,000	$8.200	Purchase
5/7/2015	100	$7.200	Purchase
5/8/2015	5,000	$7.500	Purchase
5/11/2015	7,000	$7.184	Purchase
5/12/2015	10,000	$6.975	Purchase
5/13/2015	8,000	$6.900	Purchase
5/20/2015	1,000	$6.670	Purchase
5/21/2015	1,500	$6.700	Purchase
5/26/2015	4,000	$6.680	Purchase
5/27/2015	4,000	$6.671	Purchase
5/28/2015	4,000	$6.450	Purchase

Osmium Capital II, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
4/23/2015	1,000	$8.150	Purchase
4/27/2015	1,500	$8.400	Purchase
4/28/2015	1,485	$8.529	Purchase
4/30/2015	2,409	$8.442	Purchase
5/12/2015	2,000	$6.975	Purchase
5/13/2015	2,000	$6.900	Purchase
5/20/2015	2,000	$6.670	Purchase
5/21/2015	2,500	$6.700	Purchase
5/26/2015	2,000	$6.680	Purchase
5/27/2015	3,000	$6.671	Purchase
5/28/2015	1,000	$6.450	Purchase

Osmium Diamond, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
4/22/2015	2,000	$8.240	Purchase
4/27/2015	500	$8.400	Purchase
5/1/2015	200	$8.350	Purchase
5/8/2015	754	$7.470	Purchase
5/11/2015	4,000	$7.184	Purchase
5/14/2015	5,000	$6.800	Purchase
5/15/2015	4,946	$6.686	Purchase
5/18/2015	10,000	$6.749	Purchase

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d) Not applicable.

(e) Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (Filed herewith)

Exhibit 2	Press Release of the Reporting Persons dated June 8, 2015

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: June 8, 2015

John H. Lewis Osmium Partners, LLC Osmium Capital, LP Osmium Capital II, LP Osmium Spartan, LP Osmium Diamond, LP Osmium Special Opportunity Fund, LP
By:	/s/ John H. Lewis

John H. Lewis, for himself and as

Managing Member of Osmium

Partners, LLC, for itself and as

General Partner of Osmium Capital,

LP, Osmium Capital II, LP, Osmium

Spartan, LP, Osmium Diamond, LP

and Osmium Special Opportunity

Fund, LP

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (Filed herewith)

Exhibit 2	Press Release of the Reporting Persons dated June 8, 2015